Sub-Item 77I

The following class was created during the period covered by the N-SAR:

IM Shares for JPMorgan U.S. Government Money Market Fund and JPMorgan U.S. Treasury Plus Money Market Fund.  This class is described in the prospectuses for the IM Shares.